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                            March 22, 2021

       Angel Pendas
       Secretary and Director
       Springwater Special Situations Corp.
       405 Madison Avenue, 11th Floor
       New York, NY 10174

                                                        Re: Springwater Special
Situations Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2021
                                                            File No. 333-254088

       Dear Mr. Pendas:

               We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Exhibits

   1. We note that the Certificate of Incorporation denotes the federal district courts of the
                                                        United States of
America as the exclusive forum the resolution of any complaint asserting a cause action arising
under the Securities Act of 1933. Please reconcile this provision with the risk factor
disclosure on page 36 stating that any action arising under the
                                                        Securities Act may have
concurrent jurisdiction in the Court of Chancery and the federal district court for the
District of Delaware.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Angel Pendas
Springwater Special Situations Corp.
March 22, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel,
Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameAngel Pendas
                                                           Division of
Corporation Finance
Comapany NameSpringwater Special Situations Corp.
                                                           Office of Technology
March 22, 2021 Page 2
cc:       Jeffrey Gallant
FirstName LastName